EXHIBIT 99.1

T 604.682.3701	Suite 900, 570 Granville Street
F 604.682.3600	Vancouver, BC V6C 3P1	www.levon.com

February 13, 2012	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON PROVIDES 2012 PHASE 4 EXPLORATION UPDATE

Levon Resources Ltd (“Levon”) is pleased to provide an update on Phase 4 resource expansion and exploration drilling at Cordero. The 2012 Cordero drilling program follows the M3 Engineering & Technology (M3) (Tucson, Arizona) recommendations on how to improve project economics in their favorable Preliminary Economic Assessment (PEA) at the Cordero Project (see Levon’s January 30, 2012 news release). The project is located 35 km northeast of Hidalgo Del Parral in southern Chihuahua, Mexico. (target location map attached).

Resource Expansion Drilling

The Cordero Phase 4 drill program is designed to delineate the geometry, tenor, and geology of the Cordero bulk tonnage silver, gold, zinc, and lead (Ag, Au, Zn, Pb) resource (NR June 21, 2011) presenting opportunities to improve economics, supporting expanded facilities with higher throughput rates, lowering the capital and operating costs per tonne.

The first Cordero resource was calculated within an 8 stage open pit on the basis of 160 core holes by Independent Mining Consultants (IMC) (Tucson, Arizona).  The resource is open to expansion in most directions and at depth.

On January 7, 2012 Cordero drill results from holes C11-161 to C12-200 were forwarded to IMC to complete an updated resource calculation.  The IMC results will be announced on completion.

The Phase 4 resource delineation program requires an expanded environmental permit for the 176 planned grid drill sites.  M3 has completed the required field studies and submitted the permit application for approval on behalf of Levon.  Delineation and exploration drilling is proceeding on existing roads and previously disturbed ground, under the NOM-120 regulations of Mexico.  There are currently two core drills operating 24/7 with a third being mobilized to the project. A further resource update will be provided upon completion of Phase 4 drilling.

Regional Gold Targets

The Valle Au (Valle) target was identified at the end of 2011 and is currently being drilled in the Porfido Norte Belt, located 10 km north of the first Cordero resource (NR of June 25, 2011 and Jan. 30, 2012).

The Mesa Au (Mesa) target, a recently recognized target 1.3 kilometers on strike to the northeast of Valle, is now being surveyed with 3D induced polarization (IP) to refine drill targets.

Valle Au Target

o
Concentrically zoned metal anomalies  (Au, Mo, Cu, Zn) in soils (ranging up to 1.48 g/T Au) and the mineralized geology of the target, indicate high level porphyry controls  and at least two episodes of Au mineralization, cutting granodiorite porphyry host rocks in the 1,500-meter diameter area.

o
One core drill is on site, drilling an initial east-west fence of holes across the target from the center of the porphyry.  The third of six planned holes is in progress with core samples being shipped to ALS Chemex Labs, Vancouver.

o	A 3D induced polarization (IP) geophysical survey by SJ Geophysics was completed February 3, 2012 and the results are being integrated with the existing data for better characterization of the target.

Mesa Au Target

o
Geologic mapping identified an area 1 kilometer in diameter, of strong iron stained alteration, similar to the Valle Au porphyry alteration, in a canyon 1.3 kilometers northeast of the Valle Au target.

o	Follow up soil grid sampling establishes Au in soils on the iron-stained rocks in the canyon, which are capped by 10 meters of post mineral basalt, covering the 900 meter wide mesa.

o	A 3D IP survey is in progress over the area to detect any large scale sulfide bodies beneath the cover basalts for the first drill follow up.

Key Mineral Targets of the Cordero Project

LEVON RESOURCES LTD.
Area of initial 43-101 Resource
2009 - 2012 Core Drilling
Tertiary felsic volcanic intrusive centers & diatremes
Mesa Au Target
Valle Au Target
Porfida Norte Belt
Claim Boundary
Claim Boundary
CORDERO PROJECT
Levon Resources Ltd. 100%
20,000 hectares
Cordero Porphyry Target
Cordero Felsic Dome
Pozo de Plata Diatreme
Dos Mill Diez Diatreme
La Ceniza Porphyry Target
Sanson Stock
(Current Strike Length = 15km)
Area of Current NI 43-101 Resource
Claim Boundary
CORDERO PORPHYRY BELT
5km Grid
Molina de Viento Caldera Diatreme Complex
Perla Rhyolite Volcanic Dome
LVN LISTED ON TMX

To view the map on Levon’s website please follow the link below:

http://www.levon.com/i/pdf/LVN021312map.pdf

Other Outlying  Exploration Targets

Levon is now completing follow up IP and magnetotelluric  (MT) geophysical surveys, geologic mapping, soils, and rock chip sampling, on outlying targets to finalize  Phase 4 exploration priorities.

Dos Mil Diez Diatreme Complex

The Dos Mil Diez Diatreme Complex is southwest of the Pozo de Plata Diatreme discovery.   Geologic mapping and recent exploration drill holes show that the Dos Mil Diez Complex is a high level diatreme maar field (clustered, volcanic gas escape diatreme breccias) with associated rhyolite volcanic domes that are locally mineralized within the 2-kilometer diameter of the complex.

Initial drill holes intersected diatreme feeders that are geologically similar to those in the Pozo de Plata diatreme and indicate additional drilling is required.

A follow up, next generation high resolution MT survey by CORE Geophysics(Truckee, California) is being conducted to define  feeder  systems 2-3 kilometers in depth to set drill priorities.

Molina de Viento Caldera Diatreme Complex

Current MT geophysical results indicate the presence of a strong conductive body within a 2-km-long IP chargebility anomaly that will require drill testing.  The MT data also shows a strong, pipe-like resistivity high, beneath the mapped El Camino Diatreme.  The MT signature is similar to the resistivity high beneath part of the Cordero resource, and also requires drill testing.  Soil sample results show very low level gold surrounded by arsenic over the El Camino diatreme, also supporting drill testing.

La Ceniza Porphyry Target

The La Ceniza Porphyry Target has been drilled to depths of 1000 meters, indicating the presence of a bulk tonnage Ag, Au, Zn, Pb porphyry system from surface in the holes, but it is probably not of sufficient grade and widths to substantially expand the Cordero resource to the northeast, as first projected (NR June 21, 2011).  The La Ceniza holes were forwarded to IMC to be considered in the resource update.

In the southeastern part of the La Ceniza, a geochemically younger anomalous porphyry copper and moly system, hosted by a granodiorite porphyry which is seen only in the deep drill holes, has been intersected.  At this stage of exploration, the copper-moly system provides geologic insight in profiling mineralization controls of the Cordero Porphyry Belt, and is not a focus of exploration.

Perla Rhyolite Volcanic Dome

Current detailed follow up geologic mapping in the Perla rhyolite volcanic dome, located 5 kilometers south of Cordero, reveals a cluster of iron-stained, and prospected diatremes within a central topographic basin near the center of the eroded volcano.  Rhyolite domes form ridges around the basin and have also been prospected.   A 3D IP survey was started February 5, 2012 to cover the Perla volcanic complex for sulfide targeting, and drill follow up.

Summary

Levon’s recognition of porphyry, and diatreme controls on the Cordero resource mineralization, enables exploration to be guided by the well known porphyry exploration model, which has been successful around the world.  Levon’s definition of two mineralized porphyry belts, and the Perla felsic dome complex, provide a district scale framework of geology and mineralization, to set exploration priorities and improve success.  This aggressive, well-funded exploration program is designed to realize the upside district-scale exploration potential of Cordero, and maximize long term Levon shareholder value as the project unfolds.

The project is under the direct supervision of Vic Chevillon, MA, C.P.G., Vice President of Exploration for Levon.  Mr. Chevillon is a qualified person (AIPG C.P.G #11054) as such term is defined in National Instrument 43-101 and has approved the contents of this news release.

For more information on Levon's Cordero project and exploration results please visit: www.levon.com

About Levon Resources Ltd.

Levon is a junior gold and precious metals exploration company, exploring the Cordero bulk tonnage silver, gold, zinc and lead project, near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds interests in three mineral properties located in British Columbia, Canada, the Congress property, the Goldbridge  property (also known as the BRX claims) and the Wayside claims, also three mineral properties located in Nevada, USA, namely the Eagle claims, the Norma Sass, and the Ruf claims. For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website at www.levon.com.

ON BEHALF OF THE BOARD

LEVON RESOURCES LTD.

"Ron Tremblay"
Ron Tremblay
President and CEO

This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement, except as required by applicable laws.